Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 7, 2008

Pricing Supplement No. 2008 — MTNDD321 Dated                     , 2008

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Citigroup Funding Inc.

Medium-term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Contingent Upside Participation Principal Protected Notes Based Upon The S&P 500® Index Due 2010 $1,000 per Note

•	We will not make any periodic payments during the term of the notes.

•

The notes are based upon the S&P 500® Index, have a maturity of approximately two years, and will mature on , 2010. You will receive at maturity for each note you hold an amount in cash equal to $1,000 plus a note return amount, which may be positive or zero.

•

The note return amount will depend on the value of the S&P 500® Index during the term of the notes (whether intra-day or at the close of any index business day), will be based either on the percentage change of the S&P 500® Index during the term of the notes or on the fixed return described below, as applicable, and may be positive or zero. Thus, for each $1,000 principal amount note held at maturity, you will receive $1,000 plus:

•

an amount equal to the product of (a) $1,000 and (b) the percentage change in the closing value of the S&P 500® Index (which we refer to as the index return percentage) from the date on which the notes are initially priced for sale to the public (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date), if the value of the S&P 500® Index on every index business day from the pricing date up to and including the valuation date (whether intra-day or at the close of any index business day) is less than or equal to approximately 130% (to be determined on the pricing date) of the closing value of the S&P 500® Index on the pricing date; provided that if the percentage change in the S&P 500® Index from the pricing date to the valuation date is negative, the index return percentage will equal 0%. In this case the amount you will receive at maturity per note, including principal, will vary but will not be more than approximately $1,300 (to be determined on the pricing date) or less than $1,000; or

•

an amount equal to the product of (a) $1,000 and (b) a fixed return equal to approximately 4% to 6% (to be determined on the pricing date), if the value of the S&P 500® Index on any index business day from the pricing date up to and including the valuation date (whether intra-day or at the close of any index business day) is greater than approximately 130% (to be determined on the pricing date) of the closing value of the S&P 500® Index on the pricing date, regardless of the index return percentage. In this case the amount you will receive at maturity per note, including principal, will be approximately $1,040 to $1,060 (to be determined on the pricing date).

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

“Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc.’s affiliate, Citigroup Global Markets Inc. The notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and The McGraw-Hill Companies and none of the above makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$22.50	$
Proceeds to Citigroup Funding Inc.	$977.50	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $22.50 for each $1,000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive not more than $20.00 from this underwriting fee for each note they sell. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $20.00 from this underwriting fee for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about                     , 2008.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Contingent Upside Participation Principal Protected Notes Based Upon the S&P 500® Index are notes offered by Citigroup Funding Inc. that have a maturity of approximately two years. The notes pay an amount at maturity that will depend on the value of the S&P 500® Index during the term of the notes (whether intra-day or at the close of any index business day). If the value of the S&P 500® Index on every index business day from the pricing date up to and including the valuation date (whether intra-day or at the close of any index business day) is less than or equal to approximately 130% (to be determined on the pricing date) of the closing value of the S&P 500® Index on the pricing date, the payment you receive at maturity for each note you then hold will be based on the index return percentage and will be an amount, including principal, not less than $1,000 and not greater than approximately $1,300 (to be determined on the pricing date). If, however, the value of the S&P 500® Index on any index business day from the pricing date up to and including the valuation date (whether intra-day or at the close of any index business day) is greater than approximately 130% (to be determined on the pricing date) of the closing value of the S&P 500® Index on the pricing date, the payment you receive at maturity for each note you then hold will be based on a fixed return of approximately 4% to 6% (to be determined on the pricing date) and will be an amount, including principal, equal to approximately $1,040 to $1,060 (to be determined on the pricing date), regardless of the index return percentage.

The notes mature on                     , 2010 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the value of the S&P 500® Index. Thus, you will not receive less than $1,000 per $1,000 principal amount of notes if you hold the notes to maturity.

Will I Receive Periodic Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

What Will I Receive at Maturity of the Notes?

The notes will mature on                     , 2010. At maturity you will receive for each note you hold an amount in cash equal to the sum of $1,000 and a note return amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the value of the S&P 500® Index during the term of the notes (whether intra-day or at the close of any index business day). The payment you receive at maturity for each note you then hold, however, will not be less than the amount of your original investment in the notes.

How Will the Note Return Amount Be Calculated?

The note return amount will depend on the value of the S&P 500® Index during the term of the notes (whether intra-day or at the close of any index business day), will be based either on the percentage change of the S&P 500® Index during the term of the notes or the fixed return, as applicable, and may be positive or zero. Thus, for each $1,000 principal amount note held at maturity, you will receive $1,000 plus:

•

an amount equal to the product of (a) $1,000 and (b) the index return percentage, if the value of the S&P 500® Index on every index business day from the pricing date up to and including the valuation date (whether intra-day or at the close of any index business day) is less than or equal to approximately 130% (to be determined on the pricing date) of the closing value of the S&P 500® Index on the pricing date; provided that if the percentage change in the S&P 500® Index from the pricing date to the valuation date is negative, the index return percentage will equal 0%. In this case the amount you will receive at maturity per note, including principal, will vary but will not be more than approximately $1,300 (to be determined on the pricing date) or less than $1,000; or

•

an amount equal to the product of (a) $1,000 and (b) a fixed return equal to approximately 4% to 6% (to be determined on the pricing date), if the value of the S&P 500® Index on any index business day from the pricing date up to and including the valuation date (whether intra-day or at the close of any index business day) is greater than approximately 130% (to be determined on the pricing date) of the closing value of the S&P 500® Index on the pricing date, regardless of the index return percentage. In this case the amount you will receive at maturity per note, including principal, will be approximately $1,040 to $1,060 (to be determined on the pricing date).

The index return percentage will equal the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date, expressed as a percentage:

Ending Value – Starting Value
Starting Value

Provided that if the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date is negative, the index return percentage will be 0%.

The starting value will equal the closing value of the S&P 500® Index on the pricing date.

The ending value will equal the closing value of the S&P 500® Index on the valuation date.

The pricing date will be the date on which the notes are initially priced for sale to the public.

The valuation date will be the third index business day before the maturity date.

For more specific information about the “note return amount,” the determination of an “index business day” and the effect of a market disruption event on the determination of the note return amount, please see “Description of the Notes—Note Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For tables setting forth hypothetical returns at maturity, see “Description of the Notes—Hypothetical Returns at Maturity “ in this pricing supplement.

What is the S&P 500® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of June 30, 2008 the common stocks of 422 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of June 30, 2008 the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 73% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this preliminary pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the high and low values of the S&P 500® Index for each month from January 2003 to July 2008 (including intra-day values) and a graph showing the closing values of the S&P 500® Index on each index business day from January 2, 2003 to August 6, 2008. You can find the table and the graph in the section “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors—The Historical Performance of the S&P 500® Index Is Not an Indication of the Future Performance of the S&P 500® Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be             % per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount representing all amounts payable on the notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). Special rules will apply if the S&P 500® Index is greater than              (approximately 130% of the Starting Value) at any time before six months prior to maturity, so that the amount paid at the maturity of the Notes would become fixed. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more stocks included in the S&P 500® Index or in other instruments, such as options, swaps or futures, based upon the S&P 500® Index or the stocks included in the S&P 500® Index. This hedging activity could affect the value of the S&P 500® Index and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in the receipt of a profit by our affiliates or us, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement, and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the stocks which comprise the S&P 500® Index and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be Zero

Your note return amount at maturity will depend on the value of the S&P 500® Index during the term of the notes (whether intra-day or at the close of any index business day) and will be based either on the index return percentage or the fixed return, as applicable. If (i) the value of the S&P 500® Index on every index business day from the pricing date up to and including the valuation date (whether intra-day or at the close of any index business day) is less than or equal to approximately 130% (to be determined on the pricing date) of the starting value, and (ii) the ending value of the S&P 500® Index is less than or equal to the starting value, then the payment you receive at maturity will be limited to your initial investment in the notes, even if the value of the S&P 500® Index is greater than its starting value at one or more times during the term of the notes. Because of the possibility of a zero return, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the S&P 500® Index or an investment in some or all of the stocks included in the S&P 500® Index.

The Appreciation of Your Investment in the Notes Will Be Limited

If the value of the S&P 500® Index on any index business day from the pricing date up to and including the valuation date (whether intra-day or at the close of any index business day) is greater than approximately 130% (to be determined on the pricing date) of the starting value, you will receive a fixed return at maturity equal to approximately 4% to 6% (to be determined on the pricing date), regardless of the index return percentage. In this case, if the S&P 500® Index appreciates more than approximately 4% to 6% during the term of the notes, you will not fully participate in such appreciation.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic interest payments or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the S&P 500® Index

Your return, if any, on the notes will not reflect the return you would realize if you actually owned the stocks included in the S&P 500® Index because the note return amount does not take into consideration the value of any dividends paid on the underlying stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the S&P 500® Index, even if you participate fully in the appreciation in the value of the S&P 500® Index.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any periodic interest. The note return amount will depend on the value of the S&P 500® Index during the term of the notes (whether intra-day or at the close of any index business day), and will be based either on the percentage change of the S&P 500® Index during the term of the notes or on the fixed return, as applicable. As a result, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The Notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a Note, each holder of a Note agrees to this treatment of the Note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the Note although U.S. holders will receive no payments with respect to the Note before maturity and regardless of whether the U.S. Depositor uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a Note, including redemption of the Note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the Note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

The Price at Which You Will Be Able to Sell Your Notes Will Depend on a Number of Factors

We believe that the value of your notes will be affected by the supply of and demand for the notes, the value of the S&P 500® Index, interest rates, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the S&P 500® Index. We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the S&P 500® Index changes from the starting value. However, changes in the value of the S&P 500® Index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to maturity, even if the value of the S&P 500® Index has been less than or equal to approximately 130% (to be determined on the pricing date) of the starting value at all times during the term of the notes up to and including the time of sale (whether intra-day or at the close of any index business day), you may receive substantially less than the amount that would be payable at maturity based on the closing value at the time of sale because of expectations that the value of the S&P 500® Index will continue to fluctuate between that time and the time when the ending value of the S&P 500® Index is determined. In addition, significant increases in the value of S&P 500® Index (whether intra-day or at the close of any index business day) may result in a decrease in the market value of the notes because if the value of the S&P 500® Index on any index business day after the pricing date up to and including the valuation date (whether intra-day or at the close of any index business day) is greater than approximately 130% (to be determined on the pricing date) of the starting value, the amount you can receive at maturity for each $1,000 note you then hold will be limited to approximately $1,040 to $1,060 (to be determined on the pricing date).

Volatility of the S&P 500® Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the S&P 500® Index changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Events Involving the Companies Included in the S&P 500® Index. General economic conditions and earnings results of the companies whose stocks are included in the S&P 500® Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the note return amount does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the S&P 500® Index. A “time premium” or “discount” results from expectations concerning the value of the S&P 500® Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the S&P 500® Index or in the other instruments, such as options, swaps or futures, based upon the

S&P 500® Index or the stocks included in the S&P 500® Index. This hedging activity could affect the value of the S&P 500® Index and therefore the market value of the notes. It is possible that our affiliates may profit from this hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the S&P 500® Index Is Not an Indication of the Future Performance of the S&P 500® Index.

The historical performance of the S&P 500® Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the S&P 500® Index during the term of the notes. Changes in the value of the S&P 500® Index will affect the value of the notes, but it is impossible to predict whether the value of the S&P 500® Index will fall or rise.

You Will Have No Rights Against the Publisher of, or Any Issuer of Any Stock Included in, the S&P 500® Index.

You will have no rights against the index publisher of, or any issuer of any stock included in, the S&P 500® Index, even though the amount you receive at maturity will depend in part on the prices of the stocks included in the S&P 500® Index. By investing in the notes you will not acquire any shares of stocks included in the S&P 500® Index and you will not receive any dividends or other distributions with respect to stocks included in the S&P 500® Index. The index publisher and the issuers of the stocks included in the S&P 500® Index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the S&P 500® Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the S&P 500® Index or derivative instruments related to such stocks or index for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the S&P 500® Index and therefore the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in one or more of the stocks included in the S&P 500® Index or in other instruments, such as options, swaps or futures, based upon the S&P 500® Index or the stocks included in the S&P 500® Index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the value of the S&P 500® Index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Contingent Upside Participation Principal Protected Notes Based Upon the S&P 500® Index (the “Notes”) are securities offered by Citigroup Funding Inc. that have a maturity of approximately two years. The Notes pay an amount at maturity that will depend on the value of the S&P 500® Index from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any index business day). If the value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any Index Business Day) is less than or equal to approximately 130% (to be determined on the Pricing Date) of the Starting Value, the payment you receive at maturity for each Note you then hold will be based on the Index Return Percentage and will be an amount, including principal, not less than $1,000 and not greater than approximately $1,300 (to be determined on the Pricing Date). If, however, the value of the S&P 500® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any Index Business Day) is greater than approximately 130% (to be determined on the Pricing Date) of the Starting Value, the payment you receive at maturity for each Note you then hold will be based on a fixed return of approximately 4% to 6% (to be determined on the Pricing Date) and will be an amount, including principal, equal to approximately $1,040 to $ 1,060 (to be determined on the Pricing Date), regardless of the Index Return Percentage.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $            (            Notes). The Notes will mature on                    , 2010. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes. Also, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

Payment at Maturity

The Notes will mature on                    , 2010. If you hold your Note to maturity, you will receive at maturity for each $1,000 principal amount note an amount in cash equal to $1,000 plus a Note Return Amount, which may be positive or zero.

Note Return Amount

The Note Return Amount will depend on the values of the S&P 500® Index (whether intra-day or at the close of any index business day), will be based either on the percentage change in the value of the S&P 500® Index during the term of the Notes or the fixed return, as applicable, and may be positive or zero. Thus, for each $1,000 Note held at maturity, you will receive $1,000 plus:

•

an amount equal to the product of (a) $1,000 and (b) the Index Return Percentage, if the value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any Index Business Day) is less than or equal to approximately 130% (to be determined on the pricing date) of the Starting Value; provided that if the percentage change in the S&P 500® Index from the Pricing Date to the Valuation Date is negative, the Index Return Percentage will equal 0%. In this case the amount you will receive at maturity per Note, including principal, will vary but will not be more than approximately $1,300 (to be determined on the Pricing Date) or less than $1,000; or

•

an amount equal to the product of (a) $1,000 and (b) a fixed return equal to approximately 4% to 6% (to be determined on the Pricing Date), if the value of the S&P 500® Index on any index business day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any index business day) is greater than approximately 130% (to be determined on the Pricing Date) of the Starting Value, regardless of the Index Return Percentage. In this case the amount you will receive at maturity per Note, including principal, will be approximately $1,040 to $1,060 (to be determined on the Pricing Date).

The Index Return Percentage will equal the percentage change in the closing value of the S&P 500® Index from the Pricing Date to the Valuation Date, expressed as a percentage:

Ending Value – Starting Value
Starting Value

Provided that if the percentage change in the closing value of the S&P 500® Index from the Pricing Date to the Valuation Date is negative, the Index Return Percentage will be 0%.

The Starting Value will equal the closing value of the S&P 500® Index on the Pricing Date.

The Ending Value will equal the closing value of the S&P 500® Index on the Valuation Date.

The Pricing Date will be the date on which the Notes are initially priced for sale to the public.

The Valuation Date will be the third Index Business Day before the maturity date.

If the value of the S&P 500 Index is not available on any determination date because of a Market Disruption Event or otherwise, the value of the S&P 500 Index for that day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the S&P 500® Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the S&P 500® Index made by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An Index Business Day means a day, as determined by the calculation agent, on which the S&P 500® Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the S&P 500® Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P 500® Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

A Market Disruption Event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the S&P 500® Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the S&P 500® Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the S&P 500® Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P 500® Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500® Index will be based on a comparison of the portion of the value of the S&P 500® Index attributable to that security relative to the overall value of the S&P 500® Index, in each case immediately before that suspension or limitation.

Hypothetical Returns at Maturity

The Note Return Amount will depend on the value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any index business day) and will be based either on the Ending Value of the S&P 500® Index or the Fixed Return, as applicable. Because the value of the S&P 500® Index may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the S&P 500® Index on the return on the Notes at maturity, depending on whether the value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any Index Business Day) is less than or equal to 130% of the Starting Value. All of the hypothetical examples assume an investment in the Notes of $1,000, that the Starting Value is 1250.00, that 130% of the Starting Value is 1625.00, that the Fixed Return is 5.00%, that the term of the Notes is two years, and that an investment is made on the initial issue date and held to maturity.

As demonstrated by the examples below, if the hypothetical value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any index business day) is less than or equal to 1625.00, the return will be equal to the Index Return Percentage and, so long as the hypothetical Ending Value is greater than the hypothetical Starting Value, the payment at maturity will be greater than the initial investment of $1,000 per Note. If, however, the hypothetical value of the S&P 500® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of any index business day) is greater than 1625.00, the return on the Notes will be equal to the Fixed Return, regardless of whether the hypothetical Ending Value is greater than or less than the hypothetical Starting Value.

		Scenario I: All Values Are Less Than or Equal to 1625.00[1]		Scenario II: One or More Values Are Greater Than 1625.00[2]
Hypothetical Ending Value of S&P 500® Index	Percentage Change from the Starting Value to the Ending Value (%)	Index Return Percentage	Payment at Maturity on the Notes	Fixed Return	Payment at Maturity on the Notes
$ 625.00	-50.00%	0.00%	$1,000	5.00%	$1,050.00
$ 687.50	-45.00%	0.00%	$1,000	5.00%	$1,050.00
$ 750.00	-40.00%	0.00%	$1,000	5.00%	$1,050.00
$ 812.50	-35.00%	0.00%	$1,000	5.00%	$1,050.00
$ 875.00	-30.00%	0.00%	$1,000	5.00%	$1,050.00
$ 937.50	-25.00%	0.00%	$1,000	5.00%	$1,050.00
$1000.00	-20.00%	0.00%	$1,000	5.00%	$1,050.00
$1062.50	-15.00%	0.00%	$1,000	5.00%	$1,050.00
$1125.00	-10.00%	0.00%	$1,000	5.00%	$1,050.00
$1187.50	-5.00%	0.00%	$1,000	5.00%	$1,050.00
$1250.00	0.00%	0.00%	$1,000	5.00%	$1,050.00
$1312.50	5.00%	5.00%	$1,050	5.00%	$1,050.00
$1375.00	10.00%	10.00%	$1,100	5.00%	$1,050.00
$1437.50	15.00%	15.00%	$1,150	5.00%	$1,050.00
$1500.00	20.00%	20.00%	$1,200	5.00%	$1,050.00
$1562.50	25.00%	25.00%	$1,250	5.00%	$1,050.00
$1625.00	30.00%	30.00%	$1,300	5.00%	$1,050.00
$1687.50	35.00%	NA	NA	5.00%	$1,050.00
$1750.00	40.00%	NA	NA	5.00%	$1,050.00
$1812.50	45.00%	NA	NA	5.00%	$1,050.00
$1875.00	50.00%	NA	NA	5.00%	$1,050.00

[1]

The hypothetical value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date (including intra-day) has been less than or equal to 1625.00, which is 130% of the hypothetical Starting Value.

[2]

The hypothetical value of the S&P 500® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date (including intra-day) has been greater than 1625.00, which is 130% of the hypothetical Starting Value.

The examples are for purposes of illustration only. The actual Note Return Amount will depend on the actual values during the term of the Notes (whether intra-day or at the close of any index business day), the actual Starting Value, the actual Ending Value, the actual Fixed Return, and other relevant parameters.

Discontinuance of the S&P 500® Index

If S&P discontinues publication of the S&P 500® Index or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500® Index, then the value of the S&P 500® Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If S&P discontinues publication of the S&P 500® Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the S&P 500® Index, the value to be substituted for the S&P 500® Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500® Index prior to the determination of the Note Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Note Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the S&P 500® Index or the relevant index as described in the preceding paragraph.

If a successor index is selected or the calculation agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect the market value of the Notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500® Index or a successor index is changed in any material respect, or if the S&P 500® Index or a successor index is in any other way modified so that the value of the S&P 500® Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500® Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P 500® Index or the successor index. Accordingly, if the method of calculating the S&P 500® Index or the successor index is modified so that the value of the S&P 500® Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of             % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of June 30, 2008, the common stocks of 422 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of June 30, 2008, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 73% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of June 30, 2008, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (8.1%), Consumer Staples (10.8%), Energy (16.2%), Financials (14.3%), Health Care (11.9%), Industrials (11.1%), Information Technology (16.4%), Materials (3.8%), Telecommunication Services (3.3%) and Utilities (4.0%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® reflects the total Market Value of all Index component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth the high and low values of the S&P 500® Index for each month in the period from January 2003 through July 2008 (including intra-day values). These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January
High	935.05	1155.38	1217.90	1294.90	1441.61	1471.77
Low	840.34	1105.08	1163.75	1245.74	1403.97	1270.05
February
High	864.64	1158.98	1212.44	1297.57	1461.57	1396.02
Low	806.29	1124.44	1180.95	1253.61	1389.42	1316.75
March
High	895.90	1163.23	1229.11	1310.88	1438.89	1359.68
Low	788.90	1087.06	1163.69	1268.42	1363.98	1256.98
April
High	924.24	1150.57	1191.88	1318.16	1498.02	1404.57
Low	847.85	1107.23	1136.15	1280.74	1416.37	1324.35
May
High	965.38	1127.74	1199.56	1326.70	1535.56	1440.24
Low	902.83	1076.32	1146.18	1245.34	1476.70	1373.07
June
High	1015.33	1146.34	1219.59	1290.68	1540.56	1404.05
Low	963.59	1113.32	1188.30	1219.29	1484.18	1272.00
July
High	1015.41	1140.84	1245.15	1280.42	1555.90	1292.17
Low	962.10	1078.78	1183.55	1224.54	1454.25	1200.44
August
High	1011.01	1109.68	1245.86	1306.74	1503.89
Low	960.84	1060.72	1201.07	1261.30	1370.60
September
High	1040.29	1131.54	1243.13	1340.28	1538.74
Low	990.36	1099.11	1205.35	1290.93	1439.29
October
High	1053.79	1142.05	1233.34	1389.45	1576.09
Low	995.97	1090.19	1168.20	1327.10	1489.56
November
High	1063.65	1188.46	1270.64	1407.89	1545.79
Low	1031.20	1127.53	1201.70	1360.98	1406.10
December
High	1112.56	1217.33	1275.80	1431.81	1523.57
Low	1053.41	1173.76	1246.59	1385.93	1435.65

The following graph illustrates the historical performance of the S&P 500® Index based on the closing value thereof on each Index Business Day from January 2, 2003 through August 6, 2008. Past values of the S&P 500® Index are not indicative of future index values. This graph does not include intra-day values.

On August 6, 2008, the closing value of the S&P 500® Index was 1289.19.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this preliminary pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

“S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND

EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Pricing Supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of             %, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$             at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$             in 2008; US$             in 2009, and US$             in 2010 (adjusted as described below).

Adjustments to Interest Accruals on the Notes. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

If the S&P 500® Index is greater than approximately 130% (to be determined on the Pricing Date) (the “Index Threshold Price”) at any time before six months prior to maturity of the Notes (whether intra-day or at the close of any Index Business Day) , so that the amount paid at the maturity of the Notes would become fixed, then a U.S. Holder would incur a “net negative adjustment” to interest income under the CPDI regulations. The amount of the adjustment would be equal to the difference between the present value of the amount of the fixed payment at maturity and the present value of the projected amount of the payment at maturity, in each case determined by discounting the amount from the maturity date to the date when the Index Threshold Price is met, using a discount rate equal to the comparable yield on the Notes. Under the CPDI regulations, those adjustments must be taken into account in a reasonable manner over the periods to which they relate. As a result, such an adjustment should be recognized over the remaining term of the Notes as a decrease to interest accruals.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes. When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. However, if the Index Threshold Price is met more than six months prior to the maturity of the Notes, then any gain or loss arising from a subsequent disposition of the Notes will be capital.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases. The deductibility of net capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax. A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding Inc., and Citigroup Funding Inc. has agreed to sell to Citigroup Global Markets Inc., $             principal amount of the Notes (            Notes) at $977.50 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $20.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $20.00 per Note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $20.00 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Global Index Basket or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding Inc.” in this Pricing Supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Contingent Upside Participation

Principal Protected Notes

Based Upon the

S&P 500® Index

Due 2010

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2008

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)